

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via Email
Mr. Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

      Re: BJ's Restaurants, Inc.
              Form 10-K for the year ended December 28, 2010
              Filed March 9, 2011
              File No. 000-21423

Dear Mr. Levin:

      We have reviewed your response dated November 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 57

1. You state, in your response to our previous comment 1, that an error during your disclosure review process resulted in removal of certain disclosures previously agreed upon in connection with the review of an earlier Form 10-K. You also state, in your response to our previous comment 2, that a calendaring error resulted in the not timely filing of your proxy statement. Finally, since your definitive proxy statement was not filed within 120 days after the close of the year ended December 29, 2009, it appears that a similar error occurred in the prior year as well. We note that you have concluded that your disclosure controls and procedures were effective as of the end of the year. As "disclosure controls and procedures" refers to controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, please discuss the consideration given to the above referenced errors in arriving at this conclusion.

Part III, page 59

2. We note your response to prior comment two. Please confirm your understanding that the failure to file the proxy statement or amend the Form 10-K within 120 days is considered untimely and that you will be eligible to use Form S-3 only after you have subsequently filed your Exchange Act reports on a timely basis for 12 calendar months after the original due date of the Form 10-K. For guidance, refer to Question 135.10 of the Exchange Act Rules Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-5688 or Julie Rizzo at 202-551-3574 with questions on legal matters. Please contact me at 202-551-3211 with any other questions.

                                    Sincerely,

                                    /s/ David R. Humphrey

                                    David R. Humphrey
                                    Accounting Branch Chief